Exhibit 99.1

Xueda Education Group Announces Fourth Quarter and Full Year 2010 Financial Results

2010 Net Revenue Increased 99.7% Year-Over-Year

2010 Gross Profit Increased 155.0% Year-Over-Year

Total Students Served Increased 64.0% Year-Over-Year

BEIJING, February 28th, 2011 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced its unaudited financial results for the fourth quarter and full year of 2010.

Fourth Quarter 2010 Highlights

•                  Total net revenue for the fourth quarter 2010 increased by 89.3% year-over-year to $37.3 million from $19.7 million for the fourth quarter of 2009.

•                  Gross profit for the fourth quarter 2010 increased by 79.5% to $9.3 million from $5.2 million for the fourth quarter of 2009.

•                  Net income for the fourth quarter of 2010 was $0.9 million, compared to net income of $0.5 million for the fourth quarter of 2009.

•                  Non-GAAP(1) net income for the fourth quarter of 2010 was $1.5 million, compared to non-GAAP net income of $0.5 million for the fourth quarter of 2009.

•                  Diluted net income per ADS in the fourth quarter of 2010 was $0.01, compared to net income per ADS of $0.01 for the fourth quarter of 2009.

•                  Non-GAAP diluted net income per ADS in the fourth quarter of 2010 was $0.02, compared to net income per ADS of $0.01 for the fourth quarter of 2009.

•                  Total number of learning centers increased to 207, covering 53 cities, as of the end of the fourth quarter of 2010, up from 178 centers covering 51 cities as of the end of the previous quarter.

•                  Course hours delivered in the fourth quarter of 2010 increased by 72.7% year-over-year to 1.7 million hours.

•                  Total number of students served in the fourth quarter of 2010 increased by 64.7% year-over-year to approximately 45,000.

•                  Average hourly course fee increased to $23.3 in the fourth quarter of 2010 from $21.2 in the fourth quarter of 2009.

Full Year 2010 Highlights

•                  Total net revenue for the full year 2010 increased by 99.7% to $154.1 million from $77.2 million in 2009.

•                  Gross profit for the full year 2010 increased by 155.0% to $50.6 million from $19.9 million in 2009.

•                  Net income for the full year 2010 was $10.3 million, compared to net loss of $1.6 million in 2009.

•                  Non-GAAP net income for the full year 2010 was $12.2 million, compared to net loss of $1.6 million in 2009.

•                  Diluted net income per ADS in the full year 2010 was $0.18, compared to net loss per ADS of $0.04 for the full year 2009.

•                  Non-GAAP diluted net income per ADS in the full year 2010 was $0.21, compared to net loss per ADS of $0.04 for the full year 2009.

•                  Total number of learning centers increased to 207, covering 53 cities, as of the end of the full year 2010, up from 131 learning centers covering 33 cities as of the end of the previous year.

•                  Course hours delivered in the full year 2010 increased by 80.3% year-over-year to 7.0 million hours.

(1)          All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

•                  Total number of students served in the full year 2010 increased by 64.0% year-over-year to 89,000.

•                  Average hourly course fee increased to $22.9 in the full year 2010 from $20.9 in the full year 2009.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, commented, “We are very pleased that our fourth quarter revenue exceeded our previously provided guidance for the quarter, supported by the continued strong demand for one-on-one tutoring services and balanced execution of our growth strategy and businesses plans.  We are continually improving our service quality, branding and management team, while further expanding our market leadership for one-on-one tutoring.  At the same time, our effective management controls resulted in improved efficiency and larger operating scale.  We firmly believe that the combination of Xueda’s established nationwide network, highly recognized brand, scalable operating platform and unmatched expertise in the tutoring market continue to provide us with sustainable competitive advantages.”

Mr. Jeffery Gao, Chief Financial Officer of Xueda, added, “In the fourth quarter of 2010, driven by strong customer satisfaction, we accomplished strong revenue and cash collection growth, and we continued to vigorously expand our nationwide platform.  Despite adding more than 25 learning centers during the quarter on top of the new learning centers opened in third quarter of 2010, our improved management controls kept costs at bay, resulting in higher operating leverage.  I’m delighted with our strong performance in 2010, and I’m even more excited by the strong revenue visibility, prospects and foundation that we have laid for 2011.”

Fourth Quarter 2010 Financial and Operating Results

Total net revenue in the fourth quarter of 2010 increased by 89.3% to $37.3 million from $19.7 million in the same period of 2009. $14.3 million, or 81.1%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $3.3 million, or 18.9%, of the increase was contributed by the increase in the average hourly course fee from the same period of last year to the fourth quarter of 2010.

Cost of revenue increased by 92.9% to $27.9 million in the fourth quarter of 2010 from $14.5 million in the fourth quarter of 2009. This increase was primarily due to the increase in teaching staff cost and rental cost as the result of increased course hours delivered, as well as more new learning centers opened compared with a year ago. Cost of revenue as a percentage of net revenue increased to 75.0% for the fourth quarter of 2010 from 73.6% for the same period of prior year.

Gross profit increased significantly to $9.3 million in the fourth quarter of 2010 from $5.2 million in the fourth quarter of 2009. Gross margin decreased to 25.0% in the fourth quarter of 2010 from 26.4% a year ago. The increase in gross profit was primarily attributable to the increase in course hours delivered and, to a lesser extent, the increase in the average hourly course fee from the fourth quarter of 2009 to the fourth quarter of 2010. The decrease in gross margin was mainly because the Company opened 29 new learning centers in the fourth quarter of 2010, compared to 7 new learning centers opened in the fourth quarter of 2009, and these new learning centers suffered loss when they were in the start-up stage.

Total operating expenses increased to $8.8 million in the fourth quarter of 2010 from $5.0 million in the fourth quarter of 2009. Non-GAAP operating expenses were $8.2 million in the fourth quarter of 2010, compared to $5.0 million in the fourth quarter of 2009.

General and administrative expenses in the fourth quarter of 2010 increased by 151.8% to $5.1 million from $2.0 million for the same period of prior year. The increase was primarily due to higher professional fees and expanded staff to support the Company’s expanded operations.  General and administrative expenses for this period also included share-based compensation expenses of $0.6 million, as well as expenses relating to the opening and construction of more than 30 new learning centers in the fourth quarter of 2010.

Selling and marketing expenses in the fourth quarter of 2010 increased by 26.2% to $3.7 million from $2.9 million for the fourth quarter of 2009. This increase was primarily attributable to the increase in expenses relating to advertising, marketing and brand promotion activities and the expansion of the Company’s marketing team and the related office expenses.

Income from operations in the fourth quarter of 2010 increased significantly by 89.7% to $0.6 million, compared to $0.3 million for the fourth quarter of 2009.

Net income for the fourth quarter of 2010 increased by 92.4% to $0.9 million, compared to a net income of $0.5 million from the same period of last year.

Non-GAAP net income for the fourth quarter of 2010 was $1.5 million, compared to non-GAAP net income of $0.5 million for the fourth quarter of 2009.

Basic net income per ADS in the fourth quarter of 2010 was $0.01, compared to net income per ADS of $0.01 for the fourth quarter of 2009.  Non-GAAP basic net income per ADS in the fourth quarter of 2010 was $0.02, compared to net income per ADS of $0.01 for the fourth quarter of 2009.

Diluted net income per ADS in the fourth quarter of 2010 was $0.01, compared to net income per ADS of $0.01 for the fourth quarter of 2009.  Non-GAAP diluted net income per ADS in the fourth quarter of 2010 was $0.02, compared to net income per ADS of $0.01 for the fourth quarter of 2009. Each ADS represents two ordinary shares of the Company.  The Company had approximately 129.3 million weighted average diluted shares outstanding during the quarter ended December 31, 2010.

Full Year 2010 Financial and Operating Results

Total net revenue in the full year 2010 increased by 99.7% to $154.1 million from $77.2 million in the full year 2009. $63.1 million, or 82.0%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $13.8 million, or 18.0%, of the increase was contributed by the increase in the average hourly course fee from the same period of last year to the full year 2010.

Cost of revenue increased by 80.6% to $103.5 million in the full year 2010 from $57.3 million in the full year 2009. This increase was primarily due to the increase in teaching staff cost and rental cost as the result of increased course hours delivered, as well as more new learning centers opened compared with a year ago. Cost of revenue as a percentage of net revenue decreased to 67.1% for the full year 2010 from 74.3% for the previous year.

Gross profit increased significantly to $50.6 million in the full year 2010 from $19.9 million in the full year 2009. Gross margin increased to 32.9% in the full year 2010 from 25.7% a year ago. The increase in gross profit and gross margin was primarily because a significant number of learning centers operating in 2009 became growth and mature learning centers in 2010, resulting in enhanced utilization of the Company’s facilities and teaching staff.

Total operating expenses increased to $40.0 million in the full year 2010 from $20.5 million in the full year 2009. Non-GAAP operating expenses were $38.1 million in the full year 2010, compared to $20.5 million in the full year 2009.

General and administrative expenses in the full year 2010 increased by 140.0% to $23.8 million from $9.9 million for the same period of prior year. The increase was primarily due to higher professional fees and expanded staff to support the Company’s expanded operations.  General and administrative expenses for this period also included share-based compensation expenses of $1.9 million, as well as expenses relating to the opening and construction of more than 70 new learning centers added in 2010.

Selling and marketing expenses in the full year 2010 increased by 52.3% to $16.2 million from $10.6 million for the full year 2009. This increase was primarily attributable to the increase in expenses relating to advertising, marketing and brand promotion activities and the expansion of the Company’s marketing team and the related office expenses.

Income/(loss) from operations in the full year 2010 increased significantly to $10.8 million, compared to $0.6 million loss from the operations for the full year 2009.

Net income for the full year 2010 increased to $10.3 million, compared to a net loss of $1.6 million from the same period of last year.

Non-GAAP net income for the full year 2010 was $12.2million, compared to non-GAAP net loss of $1.6 million for the full year 2009.

Basic net income per ADS in the full year 2010 was $0.18 compared to net loss per ADS of $0.04 for the full year 2009.  Non-GAAP basic net income per ADS in the full year 2010 was $0.22, compared to net loss per ADS of $0.04 for the full year 2009.

Diluted net income per ADS in the full year 2010 was $0.18, compared to net loss per ADS of $0.04 for the full year 2009.  Non-GAAP diluted net income per ADS in the full year 2010 was $0.21, compared to net loss per ADS of $0.04 for the full year 2009. Each ADS represents two ordinary shares of the Company.

As of December 31, 2010, the Company had cash and cash equivalents of $211.4 million, compared to $36.4 million as of December 31, 2009.  Deferred revenues increased to $86.2 million as of December 31, 2010, up from $58.0 million as of December 31, 2009.

Capital expenditures for the full year 2010 increased to $15.4 million, compared to $2.3 million for the full year 2009. Capital expenditures in the fourth quarter of 2010 increased to $4.5 million, compared to $0.9 million for the fourth quarter of 2009. The increase in capital expenditure was mainly due to the increase of newly-opened learning centers and the higher expenditures incurred for leasehold improvement and property and equipment per learning center

Business Outlook

In 2011, the Company plans to add 70 new learning centers, and the majority of the new learning centers will be opened in the first half of 2011.  At the same time, benefiting from rapid expansion in the prior years, the percentage of matured learning centers in the Company’s network will increase in 2011.  The Company also anticipates additional price increase in its course offerings in 2011.

The Company currently expects its net revenue for the first quarter of 2011 to be in the estimated range of $46 million to $49 million, an increase of approximately 48.7% to 58.4% over the same quarter of the previous year.

The Company currently expects its net revenue for the full year of 2011 to be in the estimated range of $222 million to $235 million, an increase of approximately 44.0% to 52.5% compared to the full year of 2010.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income or loss and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP.  For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call Information

The Company will hold a conference call at 8:00 am, Eastern Standard Time, on February 28, 2011, which is 9:00 pm, Beijing Time on February 28, 2011, to discuss the fourth quarter and full year 2010 financial results. Listeners may access the call by dialing:

US Toll Free	+ 1-866-730-5762
US/International:	+ 1-857-350-1586
Hong Kong:	+852-3002-1672
Passcode:	84914518

A telephone replay will become available beginning two hours after the conclusion of the call and will be available through March 7, 2011.  Listeners may access the replay by dialing:

United States toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	21745564

Additionally, a live and archived webcast of the conference call will be available at http://ir.xueda.com.

About Xueda Education Group

Xueda Education Group (NYSE: XUE) (“Xueda”) is the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. According to IDC, Xueda is the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2009, and operates the largest tutoring service network in terms of number of cities covered. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 207 learning centers and over 9,650 full-time service professionals, serving customers located in 53 economically developed cities across 27 of China’s 31 provinces and municipalities.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Jeffrey Gao, CFO

Tel:  +86-10-6427-8899 ext 6678
Email: jefferygao@21edu.com

ICR LLC.
Michael Tieu
Tel: +86-10-6583-7509

Or +1-646-405-5185
Email: michael.tieu@icrinc.com

Xueda Education Group

Condensed Consolidated Balance Sheets

(in thousands of $)

	As of
	December 31, 2010	December 31,2009
	(unaudited)
Current assets:
Cash and cash equivalents	211,370	36,436
Term deposits	21,212	732
Prepaid expenses and other current assets	9,022	4,587
Amounts due from related parties	43	770
Deferred tax assets	1,889	68
Total current assets	243,536	42,593

Property and equipment, net	15,775	3,555
Deferred tax assets	659	51
Rental deposits	2,391	1,258
Goodwill	823	796
Other non-current assets	—	70
Total assets	263,184	48,323

Liabilities, convertible redeemable preferred shares and equity
Current liabilities:

Deferred revenues (including deferred revenues of the consolidated VIE without recourse to the Company of $61,161 and $41,529 as of December 31, 2010 and 2009, respectively)	61,161	41,529
Accrued expenses and other current liabilities (including accrued expense and other current liabilities of the consolidated VIE without recourse to the Company of $10,184 and $5,640 as of December 31, 2010 and 2009, respectively)	11,815	5,640
Amounts due to related parties((including amounts due to related parties of the consolidated VIE without recourse to the Company of $2 and $nil as of December 31, 2010 and 2009, respectively)	2	—
Income taxes payable(including income taxes payable of the consolidated VIE without recourse to the Company of $2,120 and $640 as of December 31, 2010 and 2009, respectively)	2,120	640
Other taxes payable(including other taxes payable of the consolidated VIE without recourse to the Company of $1,473 and $1,000 as of December 31, 2010 and 2009, respectively)	2,374	1,000
Total current liabilities	77,472	48,809

Deferred revenues (including deferred revenue of the consolidated VIE without recourse to the Company of $25,020 and $16,454 as of December 31, 2010 and 2009, respectively)	25,020	16,454
Deferred tax liabilities(including deferred tax liabilities of the consolidated VIE without recourse to the Company of $nil and $36 as of December 31, 2010 and 2009, respectively)	—	36
Total liabilities	102,492	65,299

Series A1 convertible redeemable preferred shares	—	3,037
Series A2 convertible redeemable preferred shares	—	1,103
Equity
Ordinary shares	14	7
Additional paid in capital	173,616	1,246
Subscription receivables	(155)	—
Statutory reserves	523	144
Accumulated deficits	(11,917)	(21,690)
Accumulated other comprehensive income	(1,389)	(823)
Total shareholders’ equity	160,692	(21,116)

Total liabilities, convertible redeemable preferred shares and equity	263,184	48,323

Xueda Education Group

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except number of shares and per share data)

(unaudited)

	Three Months Ended December 31
	2010	2009
Net revenues	37,253	19,676
Cost of revenues	(27,926)	(14,480)
Gross profit	9,327	5,196

Operating expenses:
General and administrative	(5,130)	(2,037)
Selling and marketing	(3,685)	(2,919)
Total operating expenses	(8,815)	(4,956)
Government subsidies	—	70
Other income	76	—
Income/(Loss) from operations	588	310
Interest income	174	97
Income before income tax expenses	762	407
Income tax expenses	129	56
Net Income	891	463

Deemed dividend on Series A1 convertible redeemable preferred shares–accretion of redemption premium	(47)	(105)
Deemed dividend on Series A2 convertible redeemable preferred shares–accretion of redemption premium	(17)	(38)

Net income/(Loss) attributable to Xueda Education Group shareholders	827	320

Net income/(Loss) per ordinary share:
Net income/(Loss) attributable to Xueda Education Group shareholders
Basic	0.01	0.003
Diluted	0.01	0.003
Net income/(Loss) per Series A1 convertible redeemable preferred share — basic	0.01	0.01
Net income/(Loss) per Series A2 convertible redeemable preferred share — basic	0.01	0.01

Weighted average shares used in calculating net income/(Loss) per ordinary share
Basic	112,501,545	69,962,800
Diluted	129,254,584	100,315,640
Weighted average shares used in calculating net income/(Loss) per Series A1 preferred share	0.01	0.01
Weighted average shares used in calculating net income/(Loss) per Series A2 preferred share	0.01	0.01

	Three Months Ended December 31,
	2010	2009
	USD	USD
Share-based compensation expense included in:
Cost of revenues	1	—
Selling and marketing expenses	2	—
General and administrative expenses	598	—
Total	601	—

Xueda Education Group

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except ADS and per ADS data)

	For the Three Months Ended December 31,
	2010	2009
	USD	USD

Cost of revenues	(27,926)	(14,480)
Share-based compensation expense in cost of revenues	1	—
Non-GAAP cost of revenues	(27,925)	(14,480)

General and administrative expenses	(5,130)	(2,037)
Share-based compensation expense in general and administrative expenses	598	—
Non-GAAP general and administrative expenses	(4,532)	(2,037)

Selling and marketing	(3,685)	(2,919)
Share-based compensation expense in selling and marketing	2	—
Non-GAAP selling and marketing expenses	(3,683)	(2,919)

Total cost of revenues and operating expenses	(36,741)	(19,436)
Share-based compensation expenses	601	—
Non-GAAP cost of revenues and operating expenses	(36,140)	(19,436)

Gross profit	9,327	5,196
Share-based compensation expenses	1	—
Non-GAAP gross profit	9,328	5,196

Income from operations	588	310
Share-based compensation expenses	601	—
Non-GAAP income from operations	1,189	310

Net income:	891	463
Share-based compensation expenses	601	—
Non-GAAP net income	1,492	463